VIA EDGAR

August 25, 2021

Mr. Gary Newberry

Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         USANA Health Sciences, Inc.

Form 10-K for the Fiscal Year Ended January 2, 2021

Filed March 2, 2021

File No. 001-35024

Dear Mr. Newberry:

On behalf of USANA Health Sciences, Inc. (the “Company” or “USANA”), I am writing to respond to your letter dated August 16, 2021, which sets forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the fiscal year ended January 2, 2021 (the “2020 Form 10-K”). For your convenience, the full text of the Staff’s comment is set forth below in bold type, and the Company’s response directly follows the applicable text in regular type.

Form 10-K for the Fiscal Year Ended January 2, 2021

Revenue Recognition, page F-11

1. We note the statement on page F-12 that certain product promotions including discounted products and customer incentive promotions are recorded as part of Associate incentives within operating expenses. Please describe these product promotions in greater detail. Explain to us why you are accounting for these product promotions as operating expenses, citing the applicable accounting literature. Describe to us why these product promotions are not accounted for under ASC 606 as an adjustment to the transaction price as variable consideration.

USANA’s Response:

The Company acknowledges the Staff’s comment. The Company has two primary types of sales-related promotions, namely (i) product promotions that discount the selling price of a product or certain products (referred to in this response letter as “Product Promotions”); and (ii) incentive promotions designed to further incent our Associate sales force to generate sales, grow their active Customer base and ultimately increase the number of USANA product users (referred to in this response letter as “Associate Incentive Promotions”).

i.	Product Promotions

Product Promotions consist of discounted or free product to customers at the point of sale. All customers are eligible for the Product Promotions and Product Promotions are not given in exchange for a distinct good or service that the customer transfers to the Company. The Company does not provide any volume based discounts or rebates. Product Promotions are accounted for as a reduction of the transaction price and therefore, of revenue. When Product Promotions involve a variable amount, the Company records the transaction price in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606-10-32-6, which states:

An amount of consideration can vary because of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items. The promised consideration also can vary if an entity’s entitlement to the consideration is contingent on the occurrence or nonoccurrence of a future event. For example, an amount of consideration would be variable if either a product was sold with a right of return or a fixed amount is promised as a performance bonus on achievement of a specified milestone.

ii.	Associate Incentive Promotions

Associate Incentive Promotions take the form of cash or non-cash incentives (i.e. incentive trips) to Associates. All such promotions are paid and payable to the Associate and are within the scope of ASC 606-10-32-26 which states:

If consideration payable to a customer is a payment for a distinct good or service from the customer, then an entity shall account for the purchase of the good or service in the same way that it accounts for other purchases from suppliers. If the amount of consideration payable to the customer exceeds the fair value of the distinct good or service that the entity receives from the customer, then the entity shall account for such an excess as a reduction of the transaction price. If the entity cannot reasonably estimate the fair value of the good or service received from the customer, it shall account for all of the consideration payable to the customer as a reduction of the transaction price.

Associate Incentive Promotions result in consideration paid to an Associate for distinct services including the sharing, marketing and selling of USANA products to consumers, and building, training, and retaining their sales organizations as well as penetration of new geographical markets.  The amounts paid to Associates for these promotions are commensurate with the fair value received for the distinct services rendered by Associates and are recorded as Associate incentives within operating expenses.

During 2020, the Company increased promotional activity to stimulate sales and offset disruption related to the COVID-19 pandemic. As such, a paragraph was added to the revenue recognition policy in Note A with the intention of highlighting this aspect of our revenue and disclosing the distinct accounting policies applicable to Product Promotions and Associate Incentive Promotions. The intent of this paragraph was to state that the Company has both Product Promotions that discount selling price which are accounted for as variable consideration to the transaction price, and Associate Incentive Promotions, which are classified as Associate incentives (operating expense).

Upon further review of this paragraph, and in light of the question asked in this comment letter, the Company believes that the language could be improved to distinguish the unique accounting policies related to each type of promotion. To avoid confusion and clarify the Company’s policies with regard to promotions, the Company proposes to remove the paragraph in the revenue recognition policy in Note A, and augment existing disclosures with the paragraphs below under “Proposed Disclosure” in its Annual Report on Form 10-K for the 2021 fiscal year to be filed with the SEC in 2022. To assist the Staff’s review, attached as Attachment I to this response letter is a redline comparing the Proposed Disclosure to the Current Disclosure.

Current Disclosure

The Company’s product sales contracts include terms that could cause variability in the transaction price for items such as discounts, credits, or sales returns. Accordingly, the transaction price for product sales includes estimates of variable consideration to the extent it is probable that a significant reversal of revenue recognized will not occur. At the time of sale, the Company estimates a refund liability for the variable consideration based on historical experience, which is recorded within the “Other current liabilities” line item in the consolidated balance sheet.

From time to time, the Company will run specific product promotions, such as, discounted product or customer incentive promotions, which are classified as Associate incentives. These incentives and promotions are recorded at the point of corresponding product purchase.

Associate incentives represent consideration paid to a customer and include all forms of commissions, and other incentives paid to our Associates. With the exception of commissions paid to Associates on personal purchases, which are considered a sales discount and are reported as a reduction to net sales, the incentives are paid for distinct services related to the Company’s product sales and are recorded as an expense when revenue for the goods is recognized.

Proposed Disclosure

The Company’s product sales contracts include terms that could cause variability in the transaction price for items such as discounts, product promotions, credits, or sales returns, which are a reduction of revenue. Accordingly, the transaction price for product sales includes estimates of variable consideration to the extent it is probable that a significant reversal of revenue recognized will not occur. At the time of sale, the Company estimates a refund liability for the variable consideration based on historical experience, which is recorded within the “Other current liabilities” line item in the consolidated balance sheet.

Associate incentives represent consideration paid to an Associate for distinct services provided in the sale of the Company’s products and include all forms of commissions, and other incentives paid to our Associates.  The Company may provide Associate incentive promotions which are earned by Associates for distinct services rendered. Associate incentive promotions are recorded as the incentives are earned by the Associates. With the exception of commissions paid to Associates on personal purchases, which are considered a sales discount and are reported as a reduction to net sales, Associate incentives are recorded as an operating expense. The amounts paid to Associates are commensurate with the fair value received for the distinct services rendered by Associates and are recorded as an operating expense when revenue for the goods is recognized.

The Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We believe that the foregoing responses address the Staff’s comment and questions. Please advise us at your earliest convenience if you have any questions or require additional information. Please direct any questions to the undersigned at (801) 954-7903. Thank you in advance for your cooperation in connection with this matter.

Regards,

/s/ G. Douglas Hekking
G. Douglas Hekking
Chief Financial Officer

Attachment I

Comparison

Proposed Disclosure

The Company’s product sales contracts include terms that could cause variability in the transaction price for items such as discounts., product promotions, credits, or sales returns, which are a reduction of revenue. Accordingly, the transaction price for product sales includes estimates of variable consideration to the extent it is probable that a significant reversal of revenue recognized will not occur. At the time of sale, the Company estimates a refund liability for the variable consideration based on historical experience, which is recorded within the “Other current liabilities” line item in the consolidated balance sheet.

~~From time to time, the Company will run specific product promotions, such as, discounted product or customer incentive promotions, which are classified as Associate incentives. These incentives and promotions are recorded at the point of corresponding product purchase.~~

Associate incentives represent consideration paid to ~~a customer~~ an Associate for distinct services provided in the sale of the Company’s products and include all forms of commissions, and other incentives paid to our Associates.  The Company may provide Associate incentive promotions which are earned by Associates for distinct services rendered. Associate incentive promotions are recorded as the incentives are earned by the Associates. With the exception of commissions paid to Associates on personal purchases, which are considered a sales discount and are reported as a reduction to net sales, ~~the~~ Associate incentives are recorded as an operating expense. The amounts paid to Associates are commensurate with the fair value received for the distinct services ~~related to the Company's product sales~~ rendered by Associates and are recorded as an operating expense when revenue for the goods is recognized.